

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

February 20, 2008

Ms. Donna Felch
The Female Health Company
515 North State Street, Suite 2225
Chicago, Illinois 60610

> **RE:** **The Female Health Company**
> **Form 10-KSB for the fiscal year ended September 30, 2007**
> **Filed December 21, 2007**
> **File # 1-13602**

Dear Ms. Felch:

We have reviewed your response letter dated February 11, 2008 and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-KSB for the fiscal year ended September 20, 2007

Item 6. MD&A - Liquidity and Sources of Capital, page 20

1. We have reviewed your response to our prior comment three. The enhanced disclosure you have included in your Form 10-Q for the period ended December 31, 2007 is not sufficiently detailed enough to enable a reader to understand the nature of and changes in your accounts receivable balance. Please revise future filings to include more specific and comprehensive disclosures.

Note 1. Nature of Business and Significant Accounting Policies, page F-7
Deferred Grant Income, page F-9

2. We have reviewed your response to our prior comment four. Please revise future filings to disclose the full impact that the government grants have had on your financial statements in a given period, including proceeds that are credited to

income for expenses and proceeds that are released to income in connection with depreciation expense.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Tricia Armelin, Staff Accountant, at (202) 551-3747, Anne McConnell, Senior Accountant, at (202) 551-3709 or, in their absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief